Frascona Joiner Goodman and Greenstein, P.C.

4750 Table Mesa Drive

Boulder, Colorado 80305

ph: 303 494 3000

fx: 303 494 6309

August 12, 2009

Raj Rajan

U.S. Securities and Exchange Commission

Office of Beverages, Apparel and Health Care Services

100 F Street, N.E. Mail Stop 3561

Washington, D.C. 20549

Re:

Tranquility, Inc.

Form 10-K/A for the Fiscal Year Ended December 31, 2008 and

Supplemental Response filed June 29, 2009

File No. 000-51413

Dear Mr. Rajan:

On behalf of Tranquility, Inc., a Delaware corporation (the “Company”), enclosed please find our responses to your comment letter dated July 9, 2009.

Form 10-K/A for the Fiscal Year Ended December 31, 2008

Report of Independent Registered Public Accounting Firm, page 13

1.

We reviewed your response to our prior comment one.   Based on the audit reports filed, we note that your current auditor is taking responsibility for the entire cumulative period from inception (August 20, 1997) to December 31, 2008, except for placing reliance on the work of Gruber & Company, LLC for the years December 31, 2005 and December 31, 2006.  Please advise your current independent accountant to confirm to us they are placing reliance on the predecessor accountant for those periods and not any other fiscal years ended prior December 31, 2005.  In addition, please note that the opinion of Gruber & Company should be appropriately signed in accordance with Item 302 of Regulation S-T

Response:  In response to Comment 1, we have engaged Lake & Associates CPA’s LLC to provide all necessary audits.  The Audit Report of Lake and Associates CPA’s LLC is included in the Form 10-KA filed by the Company with the Securities and Exchange Commission.  Pursuant to the Audit Report, Lake and Associates CPA’s LLC has audited the accompanying balance sheet of the Company as of December 31, 2008 and 2007 and related statements of operations, stockholders’ deficit, and cash flows for the years ended December 31, 2008 and 2007 and the period August 20, 1997 (inception) thru December 31, 2008.

FRASCONA JOINER GOODMAN AND GREENSTEIN, P.C.

By: /s/ Gary S. Joiner, Esq.